Exhibit 1

FOR IMMEDIATE RELEASE	31 August 2012

WPP PLC (“WPP”)

Wunderman launches joint venture in Indonesia

WPP announces that Wunderman, its wholly-owned global digital and relationship marketing network, has launched PT Wunderman Pamungkas Indonesia, subject to obtaining regulatory approvals.

Wunderman is partnering with Rahadian Nugraha Agung and Tommy Prastowo for the launch of the new agency. Wunderman will merge its existing digital team and client portfolio into the new entity.

Both Rahadian Nugraha Agung and Tommy Prastowo have extensive digital marketing experience from a range of digital agencies in Indonesia and join as Head of Planning & Strategy and General Manager respectively.

PT Wunderman Pamungkas Indonesia offers full service digital marketing solutions to global and local brands and is located in Jakarta.

This investment is a further step towards WPP’s declared goal of developing its businesses in the fast growing economies of Asia Pacific, as well as Latin America, Africa and the Middle East, Central and Eastern Europe. Collectively, the Group, including associates, employs more than 46,000 people in the Asia Pacific region, generating revenues of $4.7 billion. In Indonesia, the Group, including associates, employs 1,300 people with revenues of over $80 million.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204